SELECTED FINANCIAL INFORMATION OF THE COMPANY

Index to Unaudited Financial Statements

HAWAIIAN BROS. LLC

CONDENSED BALANCE SHEETS

(Unaudited)

	July 11, 2021	December 27, 2020
Assets:		
Current assets:		
Cash	$ 9,889,733	$ 3,731,216
Accounts receivable	3,997,921	377,707
Inventory	321,723	101,640
Prepaid rent	1,326,196	1,371,979
Other current assets	224,939	72,701
Total current assets	15,760,512	5,655,243
Property and equipment, net	19,433,334	4,968,709
Other assets	692,604	132,186
Total assets	$ 35,886,450	$ 10,756,138
Liabilities and member's equity:		
Current liabilities:		
Accounts payable and credit cards payable	$ 4,714,998	$ 1,160,345
Accrued payroll and related liabilities	1,632,439	487,229
Sales tax payable and accrued liabilities	1,602,051	565,952
Current portion of capital lease obligations	2,143,011	457,646
Current portion of deferred lease liabilities	355,564	64,319
Short-term debt – related party	566,154	566,154
Total current liabilities	11,014,217	3,301,645
Deferred lease liabilities	5,618,972	798,692
Long-term portion of capital lease obligations	1,579,965	685,386
Long-term debt	23,234,353	5,281,100
Total liabilities	41,447,507	10,066,823
Members' equity (deficit)	(5,561,057)	689,315
Total liabilities and members' equity (deficit)	$ 35,886,450	$ 10,756,138

See Notes to Condensed Financial Statements

HAWAIIAN BROS. LLC

CONDENSED STATEMENTS OF INCOME

(Unaudited)

	Year-to-Date Period Ended	
	July 11, 2021	July 12, 2020
Revenues	$ 21,246,156	$ 8,419,740
Operating expenses		
Restaurant operating costs (excluding depreciation and amortization shown separately below):		
Food, beverage, and packaging	7,837,471	2,608,136
Labor	6,417,365	2,568,506
Other operating costs	3,809,248	1,373,754
Occupancy	1,120,446	626,714
General and administrative expenses	2,843,395	305,762
Depreciation and amortization	543,258	127,209
Pre-opening and start-up costs	4,473,130	–
Total operating expenses	27,044,313	7,610,081
Net operating income	(5,798,157)	809,659
Interest expense, net	1,178,883	105,325
PPP loan forgiveness income	(684,372)	6,644
Total interest expense and other income, net	494,511	111,969
Net income (loss)	$ (6,292,668)	$ 697,690

See Notes to Condensed Financial Statements

HAWAIIAN BROS. LLC

CONDENSED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

(Unaudited)

	Class A		Class B, Series 1		Class B, Series 2		Retained	Total Members'
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Earnings	Equity (Deficit)
Balance, December 28, 2020	965,986	$ 394,234	529	$ 7,198	34,014	$ –	$ 287,883	$ 689,315
Unit-based compensation	–	–	3,708	42,296	–	–	–	42,296
Net income (loss)	–	–	–	–	–	–	(6,292,668)	(6,292,668)
Balance, July 11, 2021	965,986	$ 394,234	4,237	$ 49,494	34,014	$ –	$ (6,004,785)	$ (5,561,057)

	Class A		Class B, Series 1		Class B, Series 2		Retained	Total Members'
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Earnings	Equity (Deficit)
Balance, January 1, 2020	790,000	$ 386,510	210,000	$ 2,100	–	$ –	$ 17,109	$ 405,719
Member contributions	–	7,724	–	–	–	–	–	7,724
Profit distributions	–	–	–	–	–	–	(381,835)	(381,835)
Dividends	–	–	–	–	–	–	(55,544)	(55,544)
Net income	–	–	–	–	–	–	697,690	697,690
Balance, July 12, 2020	790,000	$ 394,234	210,000	$ 2,100	–	$ –	$ 277,420	$ 673,754

See Notes to Condensed Financial Statements

HAWAIIAN BROS. LLC

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Year-to-Date Period Ended	
	July 11, 2021	July 12, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (6,292,668)	$ 697,690
Adjustments to reconcile net income (loss) to net cash		
flows from operating activities:		
Depreciation and amortization	543,257	127,209
Unit-based compensation expense	42,296	–
PPP loan forgiveness income and other	(654,737)	7,724
(Increase) in operating assets:		
Accounts receivable	(353,398)	(69,077)
Inventories	(220,083)	(71,887)
Prepaid expenses and security deposits	(321,542)	(7,919)
Increase in operating liabilities:		
Accounts payable and credit cards payable	3,554,653	925,890
Accrued payroll, sales tax, and other liabilities	2,007,055	377,515
Deferred lease liabilities	1,331,369	428,930
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(363,798)	2,416,075
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(12,430,556)	(1,591,529)
Investment in intangible assets	(103,656)	–
NET CASH USED IN INVESTING ACTIVITIES	(12,534,212)	(1,591,529)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	18,674,000	1,115,100
Payments on debt	–	(550,000)
Proceeds from sale-leaseback	1,089,000	457,565
Payments on capital lease obligations	(591,667)	(128,086)
Distributions to owners	–	(437,380)
Other financing activities	(114,806)	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	19,056,527	457,199
NET CHANGE IN CASH	6,158,517	1,281,745
CASH, BEGINNING OF YEAR	3,731,216	614,755
CASH, END OF PERIOD	$ 9,889,733	$ 1,896,500

See Notes to Condensed Financial Statements

HAWAIIAN BROS. LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

(1)   **Basis of presentation and recent accounting pronouncements**

Hawaiian Bros. LLC ("Hawaiian Bros" or "the Company") is a manager-managed limited liability company organized in Missouri on July 28, 2017. The Company is a new restaurant brand which operates between the quick service and fast casual segments in the restaurant industry. The Company offers a plate lunch concept from Hawaii which consists of chicken or pork served with rice and a side of macaroni salad or fresh cooked vegetables. The Company owns and operates limited-service restaurants in Kansas, Missouri, Illinois, and Texas. The Company owned and operated 17 restaurants as of July 11, 2021, and nine restaurants as of December 27, 2020.

Basis of presentation – The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The results of operations for any interim period are not necessarily indicative of results for the full year.

The accompanying condensed financial statements of Hawaiian Bros have been prepared pursuant to disclosure requirements for SEC Form C pursuant to a planned Regulation Crowdfunding offering. Certain information and footnote disclosures normally included in the Company's annual financial statements have been condensed or omitted. The condensed balance sheet as of December 27, 2020 has been derived from the financial statements as of that date, but does not include all disclosures required for audited annual financial statements. For further information, please refer to and read these interim condensed financial statements in conjunction with the Company's accompanying financial statements for the fiscal years ended December 27, 2020 and December 31, 2019.

The Company operates on a 52/53-week fiscal year, which includes 13 four-week periods in 52-week years, with the extra week included in the 13th period in 53-week years and ends on the last Sunday of each calendar year. Our most recent fiscal year ended on December 27, 2020. Prior to 2020, the Company operated on a calendar year. Beginning in 2020, our first fiscal quarter is comprised of 16 weeks, and our second, third and fourth fiscal quarters are comprised of 12 weeks each, with the extra week included in the 13th period in 53-week years.

Liquidity considerations - The Company anticipates it will need additional capital to fund its business plan in addition to any revenues it may generate in the future until reaching positive sustainable operating cash flow. Such capital may include the issuance and sale of additional debt and/or equity securities. If the Company is unable to obtain capital in the amounts and on terms deemed acceptable, it may be unable to continue building its business at the current growth rate and may be required to scale back on the number of planned new restaurants.

Reclassifications - Certain amounts presented have been reclassified within the December 27, 2020 Condensed Balance Sheet to conform with the current period presentation, including a reclassification from Property and equipment, net to Other assets. The reclassifications had no effect on the Company's statements of cash flows.

Recently adopted accounting standards - Accounting Standards Update ("ASU") 2018-17, *Targeted Improvements to Related Party Guidance for Variable Interest Entities*. In October 2018, the FASB amended the Consolidation topic of the Accounting Standards Codification ("ASC"). Under the amended guidance, a nonpublic entity has the option to exempt itself from applying the variable interest entity ("VIE") consolidation model to qualifying common control arrangements. The amendments are effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company adopted the amended guidance and elected to exempt itself from applying the VIE consolidation model to qualifying common control arrangements. The interim financial statements for the year-to-date periods ending July 11, 2021 and July 12, 2020 have been presented with this election.

HAWAIIAN BROS. LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

(1) <u>**Basis of presentation and recent accounting pronouncements (continued)**</u>

Recently issued accounting standards - In February 2016, the FASB issued ASU 2016-02, *Leases ("Topic 842")*, which is intended to improve financial reporting about leasing transactions. This update affects all companies and other organizations that lease assets such as real estate, office equipment, and construction equipment. Under the current accounting model, an organization applies a classification test to determine the accounting for the lease arrangement as an operating or capital lease. The new guidance will require organizations that lease assets to recognize on the balance sheet assets and liabilities for the rights and obligations created by those leases. A lessee will be required to recognize assets and liabilities for leases with terms of more than twelve months. Consistent with current U.S. GAAP the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as finance or operating lease.

However, unlike current U.S. GAAP, the new ASU will also require disclosure to help investors and other financial statement users understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include both qualitative and quantitative analysis. This ASU is effective for the Company's December 25, 2022 financial statements and early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

(2) <u>**Property and equipment, net**</u>

Property and equipment consisted of the following as of the following periods:

	July 11, 2021	December 27, 2020
Cost		
Computer equipment and software	$ 260,771	$ 37,169
Leasehold improvements	10,612,745	2,115,338
Furniture, fixtures, and equipment	3,162,088	842,910
Equipment under capital leases	4,623,455	1,451,843
Vehicles	23,473	23,473
Construction in progress	1,644,146	829,452
Total cost of property and equipment	20,326,678	5,300,185
Accumulated depreciation	(893,344)	(350,086)
Property and equipment, net	$ 19,433,334	$ 4,950,099

Depreciation expense for property and equipment was $543,257 and $127,209 for the year-to-date periods ended July 11, 2021 and July 12, 2020, respectively.

(3) <u>**Capital lease obligations**</u>

Capital lease obligations consisted of the following as of July 11, 2021 and December 27, 2020:

	July 11, 2021	December 27, 2020
Capital lease obligations with interest at 10.0%, terms of 36 months and option to purchase at the end of the lease term. Various principal payments due monthly.	$ 337,933	$ 425,460

(3)   Capital lease obligations (continued)

Capital lease obligations with interest at 11.0%, terms of 36 months and option to purchase at the end of the lease term. Principal and interest payments of $15,329 due monthly.	365,163	434,801
Capital lease obligations with interest at 13.0%, terms of 36 months and option to purchase at the end of the lease term. Principal and interest payments of $13,956 due monthly.	204,000	282,771
Capital lease obligations with interest at 11.0%, terms of 36 months and option to purchase at the end of the lease term. Principal and interest payments of $6,043 due monthly.	152,371	–
Capital lease obligations with interest at 17.0%, terms of 8 quarters and option to purchase at the end of the lease term. Principal and interest payments in the range of $46,691 to $59,578 due quarterly.	2,663,509	–
Total capital lease obligations	3,722,976	1,143,032
Less current portion	2,143,011	457,646
Total long-term capital lease obligations	$ 1,579,965	$ 685,386

As of July 11, 2021, future minimum lease payments for capital lease obligations are as follows:

Years Ending December,

2021	$ 931,685
2022	2,353,570
2023	978,580
Total minimum lease payments	4,263,835
Less imputed interest	540,859
Total capital lease obligations	$ 3,722,976

(4)   Borrowings

Borrowings as of July 11, 2021 and December 27, 2020 are summarized below:

	July 11, 2021	December 27, 2020
Short-term debt obligations:		
Related party note payable	$ 566,154	$ 566,154
Long-term debt obligations:		
Related party note payable	$ 2,250,000	$ 1,350,000
Non-convertible unsecured promissory notes	20,984,353	3,251,000
Paycheck Protection Program (PPP) loans	–	680,100
Total long-term debt	$ 23,234,353	$ 5,281,100

(4)   **Borrowings (continued)**

The Company issued $23,275,000 in aggregate principal amount (including amounts borrowed from certain related parties as noted below) of non-convertible unsecured promissory notes (the "September 2020 Notes") in a private placement (the "September 2020 Note Offering"), with initial maturity dates of each note between September 29, 2022 and July 9, 2023, with a Company option to extend each note individually for two additional years (the "Extended Maturity Period"). On January 29, 2021, the Company amended the September 2020 Note Offering to provide tiered pricing with interest rates ranging from 11.0% to 18.0% depending on the total amount loaned to us by an individual debtor. Amounts borrowed under the September 2020 Note Offering bear interest rates ranging from 11.0% to 18.0% for the first 24 months of each applicable note, and an additional 1.0% interest in addition to the standard rate for each note in months 25-48 of each applicable note during the Extended Maturity Option. Each note under the September 2020 Note Offering receives an accrued interest payment monthly with a balloon payment of all principal due on either the Maturity Date or Extended Maturity Date of each note (if elected by the Company). We have issued interest only balloon notes under the September 2020 Note Offering as the primary source to fund the Company's capital expenditures since September 29, 2020.

The Company applied for and received forgivable Paycheck Protection Loans totaling $680,100 as provided under the Federal Coronavirus Aid, Relief and Economic Security Act and the loan was funded in April 2020. Under the terms of the loan, the balance is forgivable to the extent the proceeds are used for certain qualified costs for the 24-week period and that certain employment levels are maintained. The loan was forgiven in full in June 2021.

(5)   **Related party transactions**

The Company compensates management, including its founders, according to their stated compensation plan. As members of the limited liability company, the managers actively engaged in the day-to-day operations of the business were paid a periodic guaranteed payment which approximated a reasonable salary.

On April 14, 2020, the Company entered into a loan agreement with Worcester Financial, LLC, a related party to Joel Worcester and Worcester Investments, LLC, pursuant to which a loan has been made to us with a principal amount of $575,000 currently outstanding (the "Worcester Financial Loan"). The Worcester Financial Loan matures on April 2, 2022 and carries an interest rate of 11.0%.

The Company also issued $23,275,000 in aggregate principal amount (including amounts borrowed from certain related parties as noted below) of non-convertible unsecured promissory notes (the "September 2020 Notes") in a private placement (the "September 2020 Note Offering"), with initial maturity dates of each note between September 29, 2022 and July 9, 2023, with a Company option to extend each note individually for two additional years (the "Extended Maturity Period"), with interest rates ranging from 11.0% to 18.0% for the first 24 months of each applicable note, depending on the total amount loaned to us by an individual debtor, and an additional 1.0% interest in addition to the standard rate for each note in months 25-48 of each applicable note during the Extended Maturity Option. Each note under the September 2020 Note Offering receives an accrued interest payment monthly with a balloon payment of all principal due on either the Maturity Date or Extended Maturity Date of each note (if elected by the Company). As part of the September 2020 Note Offering, the Company entered into note purchase agreements with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, LLC, with a total principal amount of $2,250,000 included in the total amount borrowed under the September 2020 Note Offering at an interest rate of 17% for the initial term.

Six restaurants operated by the Company are leased from a majority shareholder. The restaurants include locations in Kansas and Missouri. The leases require payment of minimum annual rent, real estate taxes, and insurance and maintenance. All leases have 10-year minimum terms and contain renewal options. Total rent expense for these operating leases consisted of minimum rent of $562,746 and $405,375 for the year-to-date periods ended July 11, 2021 and July 12, 2020, respectively.

HAWAIIAN BROS. LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

(6) **Supplemental cash flow information**

The following table sets forth supplemental cash flow information for the year-to-date periods ended:

	July 11, 2021	July 12, 2020
Cash paid for:		
Interest, net of amounts capitalized	$ 1,184,134	$ 105,325
Noncash investing and financing activities:		
Capital expenditures financed with capital lease obligations	$ 3,171,612	$ 739,604
Construction in progress and financing obligation related to lessee involvement in construction projects	501,225	–
Tenant improvement allowances receivable and obligations related to new restaurant construction	3,266,816	235,200

(7) **Commitments and contingencies**

We have risk of claims that arise in the ordinary course of our business. A number of these claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry. We are not currently aware of any potential claims that will have a material adverse effect on our financial position, results of operations or liquidity.

(8) **Subsequent events**

The Company has evaluated subsequent events through November 4, 2021, which is the date the financial statements were available to be issued and identified the below items for disclosure. No other significant matters were identified that would require adjustment or disclosure.

Continued Expansion - The Company has continued to expand, opening an additional five restaurants bringing the total operating restaurants to 22 as of November 4, 2021. The new restaurants are in Texas and Kansas.

Capital lease financing - The Company entered into capital leases for furniture, fixtures, and equipment related to new restaurants opened or under construction. The leases include options to purchase the assets financed at the end of the lease term. These leases have original terms of 24 months, with a present value of minimum lease payments in the amount of $1,517,638.

The 2021 Reorganization - On July 11, 2021, we consummated a reorganization. Prior to our reorganization, (i) Hawaiian Bros Inc. ("Hawaiian-DE") was formed as a Delaware corporation, and (ii) we operated our business through Hawaiian Bros. LLC, a Missouri limited liability company ("Hawaiian-MO"), and its subsidiaries. Prior to our reorganization, Hawaiian-MO had Class A, Class B, Series 1 and Class B, Series 2 units (each, a "Hawaiian-MO Unit," and collectively, the "Hawaiian-MO Units") outstanding. In connection with our reorganization, Hawaiian-MO merged with and into Hawaiian-DE, with Hawaiian-DE surviving the merger. Upon consummation of the merger, the holders of outstanding Hawaiian-MO Units received shares of common stock of Hawaiian-DE in exchange for their Hawaiian-MO Units by operation of Delaware law. Each outstanding Hawaiian-MO Unit converted into 28.038786 shares of Hawaiian-DE common stock, with any resulting fractional interest being rounded up to the nearest whole share of Hawaiian-DE, resulting in the issuance of 28.9 million shares of common stock of Hawaiian-DE.

(8) **Subsequent events** (continued)

Notes Issued Under August 2021 Note Offering - The Company is currently offering and selling up to $10,000,000 aggregate principal amount of non-convertible unsecured promissory notes due 24 months after issuance in a currently ongoing private placement (the "August 2021 Note Offering"). The interest on the notes issued under the August 2021 Note Offering accrues at rates ranging from 11% to 17% per annum starting on the date of issuance and is payable in monthly installments beginning the month following issuance. Such notes will mature in 24 months, unless prepaid earlier. The notes can be extended for two years with an additional 1.0% interest during any extension. The Company has issued $2,0950,000 (including $1,750,000 borrowed from certain related parties) in aggregate principal amount with an initial interest rate of 17.0% and initial maturity dates of each note between August 25, 2023 and September 3, 2023.

The Company may prepay the outstanding principal balance of such notes, in whole or in part, at any time and from time to time, without premium or penalty. Any such prepayment must be made together with payment of interest accrued on the amount of principal being prepaid through the date of such prepayment. Unless otherwise directed by the Company in writing, each payment will be applied first to accrued unpaid interest and then to principal.

Equity Issued Under August 2021 Equity Offering - The Company recently closed an offering of 1,003,447 shares of the Company's common stock, par value of $0.001 per share (the "Common Stock"). The shares were offered to certain accredited investors at $7.47 per share for aggregate gross proceeds of $7,495,936 (the "Offering"). As of October 16, 2021, the Offering was fully subscribed.

Convertible Promissory Note Issued Under Private Placement – On October 26, 2021, we issued a $5,000,000 convertible promissory note due on October 25, 2025 (the "Convertible Note"). The Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners. The interest on the Convertible Note accrues at a rate of 8.0% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning the month following issuance. The Convertible Note will mature in 48 months, unless prepaid or converted to equity before the maturity date. At the election of the holder of the Convertible Note (the "Holder"), all or part of the outstanding principal amount of the Convertible Note may be converted into shares of our common stock, par value $0.001 per share ("Common Stock") at any time (i) prior to the maturity date of the Convertible Note, or (ii) on or after the maturity date if any portion of the principal balance remains outstanding. The Convertible Note will be converted based on the outstanding principal balance divided by a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if Common Stock is issued below a market value of $250 million, other than issuances in connection with (x) this Offering or (y) future offerings pursuant to Regulation Crowdfunding.

The Company may prepay the principal of the Convertible Note, together with any unpaid accrued interest, at any time upon thirty days' notice, during which period the Holder may elect to convert the amount of the Convertible Note to be prepaid into shares of Common Stock. In the event the Holder does not elect to convert the amount being prepaid, we shall issue warrants to the Holder in an amount equal to the amount of such prepayment entitling the Holder to purchase shares of Common Stock at the Conversion Price on or before the maturity date of the Convertible Note. Each payment will be applied first to accrued unpaid interest and then to principal.

HAWAIIAN BROS. LLC

INDEPENDENT AUDITORS REPORT

To the Board of Managers

HAWAIIAN BROS. LLC

We have audited the accompanying financial statements of Hawaiian Bros. LLC (the Company), which comprise the balance sheets as of December 27, 2020 and December 31, 2019 and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Bros. LLC as of December 27, 2020 and December 31, 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.

Kansas City, Missouri
September 10, 2021

HAWAIIAN BROS. LLC

BALANCE SHEETS

December 27, 2020 and December 31, 2019

A S S E T S

		2020		2019
CURRENT ASSETS				
Cash	$	3,731,216	$	614,755
Accounts receivable		377,707		645
Inventories		101,640		19,262
Prepaid lease expense		1,371,979		-
Other prepaid expenses and current assets		72,701		-
TOTAL CURRENT ASSETS		5,655,243		634,662
PROPERTY AND EQUIPMENT, net		4,968,709		1,450,024
DEPOSITS		35,090		16,463
NOTES RECEIVABLE - EMPLOYEE		97,096		-
TOTAL ASSETS	$	10,756,138	$	2,101,149

L I A B I L I T I E S A N D M E M B E R S' E Q U I T Y

		2020		2019
CURRENT LIABILITIES				
Accounts payable and credit cards payable	$	1,160,345	$	392,639
Accrued expenses		487,229		86,882
Sales tax payable		226,348		58,449
Other accrued liabilities		339,604		102,349
Current portion of capital lease obligations		457,646		-
Current portion of deferred lease liabilities		64,319		39,271
Short-term debt - related party		566,154		913,000
TOTAL CURRENT LIABILITIES		3,301,645		1,592,590
LONG-TERM CAPITAL LEASE OBLIGATIONS, less current portion		685,386		-
DEFERRED LEASE LIABILITIES, less current portion		798,692		102,840
LONG-TERM DEBT		5,281,100		-
TOTAL LIABILITIES		10,066,823		1,695,430
MEMBERS' EQUITY		689,315		405,719
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	10,756,138	$	2,101,149

See Notes to Financial Statements

HAWAIIAN BROS. LLC

STATEMENTS OF INCOME

Years Ended December 27, 2020 and December 31, 2019

		2020		2019
Revenues	$	20,604,775	$	5,932,392
Operating expenses				
Restaurant expense (excluding depreciation and amortization shown separately below):				
Food, beverage, packaging		6,311,129		1,877,382
Labor		6,183,567		1,668,181
Other operating costs		3,538,101		696,352
Occupancy		1,368,516		754,694
General and administrative expenses		1,616,885		419,920
Pre-opening expenses and start-up costs		155,223		83,014
Depreciation and amortization expense		337,425		9,627
Total operating expenses		19,510,846		5,509,170
Net operating income		1,093,929		423,222
Interest expense, net		273,354		-
NET INCOME	$	820,575	$	423,222

HAWAIIAN BROS. LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

Years Ended December 27, 2020 and December 31, 2019

	Class A Units	Class A Dollars	Class B, Series 1 Units	Class B, Series 1 Dollars	Class B, Series 2 Units	Class B, Series 2 Dollars	Retained Earnings	Total Members' Equity (Deficit)
Balance, January 1, 2019	748,333	$ 319,863	251,667	$ 2,100	-	$ -	$ (406,113)	$ (84,150)
Member contributions	-	66,647	-	-	-	-	-	66,647
Conversion of shares	41,667	-	(41,667)	-	-	-	-	-
Net income	-	-	-	-	-	-	423,222	423,222
Balance, December 31, 2019	790,000	386,510	210,000	2,100	-	-	17,109	405,719
Member contributions	-	7,724	-	-	-	-	-	7,724
Conversion of shares	175,986	-	(210,000)	-	34,014	-	-	-
Unit-based compensation	-	-	529	5,098	-	-	-	5,098
Profit distributions	-	-	-	-	-	-	(494,257)	(494,257)
Dividends declared	-	-	-	-	-	-	(55,544)	(55,544)
Net income	-	-	-	-	-	-	820,575	820,575
Balance, December 27, 2020	965,986	$ 394,234	529	$ 7,198	34,014	$ -	$ 287,883	$ 689,315

See Notes to Financial Statements

HAWAIIAN BROS. LLC

STATEMENTS OF CASH FLOWS

Years Ended December 27, 2020 and December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	2020	2019
Net income	$ 820,575	$ 423,222
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	337,425	9,627
Unit based compensation	5,098	-
(Increase) decrease in operating assets:		
Accounts receivable	(377,062)	(145)
Inventories	(82,378)	(10,106)
Prepaid expenses and other current assets	(1,444,680)	-
Deposits	(18,627)	-
Increase (decrease) in operating liabilities:		
Accounts payable and credit cards payable	767,706	283,998
Accrued liabilities	637,602	173,601
Sales tax payable	167,899	37,198
Deferred lease liabilities	720,900	69,278
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,534,458	986,673
CASH FLOWS FROM INVESTING ACTIVITIES		
Notes receivable - employee	(97,096)	-
Purchase of property and equipment	(2,404,265)	(1,432,207)
NET CASH USED IN INVESTING ACTIVITIES	(2,501,361)	(1,432,207)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	5,167,154	913,000
Proceeds from PPP loan	680,100	-
Payments on debt	(913,000)	-
Payments on capital lease obligations	(308,813)	-
Proceeds from capital contributions	7,724	66,647
Payments of dividends and profit distributions	(549,801)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,083,364	979,647
NET CHANGE IN CASH	3,116,461	534,113
CASH, BEGINNING OF YEAR	614,755	80,642
CASH, END OF YEAR	$ 3,731,216	$ 614,755
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid:		
Interest	$ 163,437	$ -
Noncash financing activities:		
Capital expenditures financed with capital lease obligation	$ 1,451,845	$ -

See Notes to Financial Statements

HAWAIIAN BROS. LLC

NOTES TO FINANCIAL STATEMENTS

(1)   **Summary of significant accounting policies**

Nature of operations - Hawaiian Bros. LLC (the "Company") is a manager-managed limited liability company organized in Missouri on July 28, 2017. The Company is a new restaurant brand which operates between quick service and fast casual segments in the restaurant industry. The Company offers a plate lunch concept from Hawaii which consists of chicken or pork served with rice and a side of macaroni salad or fresh cooked vegetables. The Company owns and operates limited service restaurants in Kansas, Missouri, Illinois, and Texas. The Company owned and operated nine restaurants in 2020 and three restaurants in 2019.

Fiscal year - The Company operates on a 52/53-week fiscal year, which includes 13 four-week periods in 52-week years, with the extra week included in the 13th period in 53-week years, and ends on the last Sunday of each calendar year. The Company's recent fiscal year ended on December 27, 2020. Prior to 2020, the Company operated on a calendar year. References to fiscal years 2020 and 2019 and references to 2020 and 2019 are references to the fiscal years ended December 27, 2020, and December 31, 2019, respectively. Fiscal year 2020 is a short fiscal year in transition from a calendar year to a fiscal year and only includes 362 days. Beginning in 2020, the Company's first fiscal quarter is comprised of 16 weeks, and the second, third, and fourth fiscal quarters are comprised of 12 weeks each, with the extra week included in the 13th period in 53-week years.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management's significant estimates and assumptions include estimates of the useful lives of property and equipment and certain amounts recorded as accrued liabilities. Actual results could differ from those estimates.

Cash - For purposes of the statement of cash flows, cash is considered to be cash on hand and bank checking accounts. At times, the Company maintains cash deposits at financial institutions in excess of federally insured limits. As of December 27, 2020 and December 31, 2019, the Company had $3,355,712 and $318,413, respectively, in excess of these limits. Management monitors the soundness of these financial institutions and feels the Company's risk of loss is negligible.

Accounts receivable - The Company holds accounts receivable throughout the year related to third-party delivery services. The third-party delivery companies typically pay receivables two weeks from delivery. If the Company sells on account, uncollateralized customer obligations due under normal trade terms require payment within 30 days from the invoice date. Management determines the allowance for doubtful accounts based upon the evaluation of the current status of receivables and historical experience. Management believes that substantially all accounts are collectible and, therefore, has not established an allowance for doubtful accounts.

Inventories - Inventories consist of food and beverage and are stated at cost. Cost has been determined on the average cost basis.

Prepaid lease expense - The Company has made advance payments on certain store locations that have not yet been opened.

Property and equipment, net - Property and equipment, net, are stated at cost, less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year are capitalized.

(1) <u>**Summary of significant accounting policies**</u> **(continued)**

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets:

Assets	Useful Lives
Computer equipment	3 years
Furniture, fixtures and equipment	7 years
Autos	7 years
Leasehold improvements	Lesser of lease term or life of the asset

Impairment of long-lived assets - The Company will periodically assess the carrying value of property and equipment when events or circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is assessed by comparison of an asset's carrying value to the undiscounted future cash flows expected to be generated by the asset. The Company analyzes potential impairment of assets on store-by-store basis. In the event that the Company determines that an asset's carrying value is not recoverable, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. No impairment losses were recognized for the years ended December 27, 2020 and December 31, 2019.

Notes receivable-employee – Notes receivable related to income taxes paid by the Company on behalf of the employee for issuance of incentive units during fiscal 2020. The notes will be paid in one installment on or before the earlier of December 31, 2023 or when the incentive units are sold.

Operating leases - Certain of the Company's lease agreements contain holidays and/or escalation clauses. The Company recognizes these expenses on a straight-line basis over the terms of the leases, with the deferred lease recorded as a non-current liability on the balance sheets. The Company was required to prepay rent on certain leases and has included this amount in prepaid rent expense as of December 27, 2020.

Incentive units - The measurement of all incentive unit arrangements is based on their respective grant date fair value. The grant date fair value of unit options is based on the Black-Scholes Merton pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. The grant date fair value of restricted stock is based on the fair value of the underlying unit on the date of issuance. The expense related to incentive units is recognized over the requisite service period which is generally four to five years.

Revenue recognition - Revenues represent food and beverage product sold and is presented net of discounts, coupons, employee meals and complimentary meals. Revenue from restaurant sales is recognized when food and beverage products are sold. Revenue is presented net of sales tax. Sales taxes collected from customers are included in other accrued taxes on our balance sheets until the taxes are remitted to governmental authorities.

Food and beverage costs - Food and beverage costs include certain vendor allowances received in connection with the purchase of vendor's products and are recognized as a reduction of the related food and beverage costs as earned.

Advertising - The Company expenses advertising costs when incurred. Advertising costs for the years ended December 27, 2020 and December 31, 2019 totaled $480,556 and $34,207, respectively.

HAWAIIAN BROS. LLC

NOTES TO FINANCIAL STATEMENTS

(1) **Summary of significant accounting policies** (continued)

Pre-opening expenses - Non-capital expenditures associated with opening new restaurants are expensed as incurred. These costs are reported as pre-opening expenses and start-up costs in our statements of income.

Income tax - The Company is a limited liability company and is treated as a pass-through entity for federal income tax purposes. The items of income, loss, credit and deduction incurred by the Company are passed along to its members and not taxable to the Company and are not reflected on the financial statements of the Company.

The provisions of Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which clarified the accounting for uncertainty in tax positions, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It is management's responsibility to determine whether it is more likely than not that a tax position will be sustained upon examination. As of December 27, 2020, no tax positions exist for which it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

ASU 2018-17, Applying variable interest entities guidance to common control arrangements - In October 2018, the FASB amended the Consolidation topic of the ASC. Under the amended guidance, a nonpublic entity has the option to exempt itself from applying the variable interest entity ("VIE") consolidation model to qualifying common control arrangements. The amendments are effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company adopted the amended guidance and elected to exempt itself from applying the VIE consolidation model to qualifying common control arrangements. The financial statements for the years ended December 27, 2020 and December 31, 2019 have been presented with this election.

(2) **Property and equipment, net**

Property and equipment consisted of the following as of December 27, 2020 and December 31, 2019:

Cost				
Computer equipment	$	37,169	$	2,619
Leasehold improvements		2,115,338		27,078
Furniture, fixtures and equipment		842,910		79,203
Equipment under capital leases		1,451,843		-
Vehicles		23,473		-
Construction in process		848,062		1,353,785
Total cost of property and equipment		5,318,795		1,462,685
Accumulated depreciation		(350,086)		(12,661)
Property and equipment, net	$	4,968,709	$	1,450,024

Depreciation expense for property and equipment was $337,425 and $9,627 for the years ended December 27, 2020 and December 31, 2019, respectively.

Accumulated depreciation related to equipment under capital leases equaled $114,231 and $0 as of December 27, 2020 and December 31, 2019, respectively.

(3)   <u>**Capital lease obligations**</u>

Capital lease obligations consisted of the following as of December 27, 2020 and December 31, 2019:

	2020	2019
Capital lease obligations with interest at 10.00%, terms of 36 months and option to purchase equipment at the end of the lease term. Various principal payments due monthly.	$ 425,460	$ -
Capital lease obligation with interest at 11.00%, term of 36 months and option to purchase equipment at the end of the lease term. Principal payments of $15,329 and interest are due monthly.	434,801	-
Capital lease obligation with interest at 13.00%, term of 36 months and option to purchase equipment at the end of the lease term. Principal payments of $13,956 and interest are due monthly.	282,771	-
Total	1,143,032	-
Less current portion	457,646	-
Total long-term capital lease obligations	$ 685,386	$ -

Maturities for capital lease obligations are as follows:

<u>Years Ending December,</u>

2021	$ 561,721
2022	547,765
2023	195,183
Total capital lease obligations	1,304,669
Less imputed interest	161,637
Total	$ 1,143,032

HAWAIIAN BROS. LLC

NOTES TO FINANCIAL STATEMENTS

(4)   **Debt obligations**

Debt obligations consisted of the following as of December 27, 2020 and December 31, 2019:

Short-term debt obligations

	2020	2019
Related party non-revolving line of credit promissory note, with interest at 13.00%. Principal and interest were paid in full July 2020.	$ -	$ 913,000
Related party note payable, with interest at 10.00%. Principal and interest are due in full in April 2021. Subsequent to year-end the maturity date was extended to April 2022, with a 1% increase in interest rate during the extension period.	566,154	-
Total short term debt	$ 566,154	$ 913,000

Long-term debt obligations

	2020	2019
Related party note payable as a part of the September 2020 Note Offering, with interest at 11.00%. Interest is due monthly, with the full principal amount due in October 2022.	$ 1,350,000	$ -
The Company issued $3,251,000 in aggregate principal amount of non-convertible unsecured promissory notes to unrelated third parties in a private placement September 2020 Note Offering, with the initial maturity date of each note of October 9, 2022, including a Company option to extend each note individually for two additional years. Amounts borrowed under the Note Offering bear interest rates of 11.0% for the first 24 months of each application note and an additional 1.0% interest in addition to the standard rate for each note in months 25-48 of each applicable note during the Extended Maturity Option. Each note under the Note Offering receives an accrued interest payment monthly with balloon payment of all principal due on either the Maturity Date or Extended Maturity Date of each note. See Note 12 for amended rates subsequent to year-end.	3,251,000	-
Paycheck Protection Loans provided under the Federal Coronavirus Aid, Relief and Economic Security Act, with interest at 1.00%. Subsequent to year-end the Company received full forgiveness of the loan in June 2021.	680,100	-
Total long-term debt	$ 5,281,100	$ -

(4)   <u>**Debt obligations**</u> **(continued)**

Debt issuance costs were $11,500 and $0 for the years ended December 27, 2020 and December 31, 2019, respectively.

Maturities for debt obligations are as follows:

Years Ending December,		Principal		Unamortized Debt Issuance Costs		Net
2021	$	575,000	$	8,846	$	566,154
2022		5,281,100		-		5,281,100
Total	$	5,856,100	$	8,846	$	5,847,254

(5)   <u>**Equity**</u>

The Company operates as a limited liability company and issued equity in the form of membership units. Class A units outstanding as of December 27, 2020 and December 31, 2019 were 965,986 and 790,000, respectively. Class B, Series 1 units outstanding as of December 27, 2020 and December 31, 2019 were 529 (vested portion) and 210,000, respectively. Class B, Series 2 units outstanding as of December 27, 2020 and December 31, 2019 were 34,014 and 0, respectively. Class A units have the right to vote on all matters. Class B units have limited voting rights only with respect to dissolution of the Company or amendments to the operating agreement with respect to Class B units. The Class A interests rank senior to the Class B interests, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Holders of Class A interests are entitled to a cumulative dividend at the rate of 8% per year. If the Company does not declare and pay a dividend, the dividend rate continues to accrue until unpaid dividends have been paid in full. The amount of cumulative undeclared dividends as of December 31, 2019 was $48,120, which was declared and paid in full in fiscal year 2020.

The Managers may from time to time, authorize non-Liquidating Distributions of cash out of Distributable Cash Funds for each Restaurant Location to the Members according to the distribution priorities applicable to Class A and Class B units. During the year ended December 27, 2020, the Company made $494,257 in non-liquidating distributions.

In connection with the 2nd Amended and Restated Operating Agreement dated October 2, 2019, 41,667 Class B Units in the Company owned by Worcester Investments, LLC were converted into Class A Units. In connection with the 3rd Amended and Restated Operating Agreement dated October 3, 2020, 210,000 Class B Units in the Company owned by Cameron McNie and Tyler McNie, have been converted into Class A Units. In addition, 34,014 Class A Units in the Company owned by Worcester Investments, LLC have been converted into Class B Series 2 Units.

(6)   <u>**Incentive units**</u>

The Company granted 30,715 incentive units to certain management with grant dates of November 24, 2020. The units are subject to a 25% incremental vesting schedule over four and five-year periods commencing from the date of grant. The units are Class B units and are non-voting. Compensation expense in the amount of $5,098 has been recognized for the year ended December 27, 2020.

HAWAIIAN BROS. LLC

NOTES TO FINANCIAL STATEMENTS

(7)   Related party transactions

The Company compensates management, including its founders, according to their stated compensation plan. As members of the limited liability company, the managers actively engaged in the day-to-day operations of the business were paid a periodic guaranteed payment which approximated a reasonable salary.

Three restaurants operated by the Company are leased from a majority shareholder. The restaurants include locations in Kansas and Missouri. The leases require payment of minimum annual rent, real estate taxes, and insurance and maintenance. All leases have 10-year minimum terms and contain renewal options. Related party lease payments were $754,138 and $659,198 for the years ended December 27, 2020 and December 31, 2019, respectively.

(8)   Operating leases

The Company leases land and buildings used in its operations. The Company's operating leases have remaining non-cancelable terms ranging from less than one year to more than 14 years. These leases generally contain renewal options which permit the Company to renew the leases at defined contractual rates or prevailing market rates. Certain lease agreements also require the Company to pay maintenance, insurance, and property tax costs. Total rental expense related to land and building leases for the years ended December 27, 2020 and December 31, 2019 was $1,199,510 and $659,198, respectively.

Future minimum lease payments under these operating leases in excess of one year are as follows:

Years Ending December,	Related Party	Other	Total
2021	$ 754,138	$ 488,374	$ 1,242,512
2022	754,138	273,374	1,027,512
2023	754,138	285,535	1,039,673
2024	754,138	273,374	1,027,512
2025	754,138	273,374	1,027,512
Thereafter	2,168,810	2,043,562	4,212,372
	$ 5,939,500	$ 3,637,593	$ 9,577,093

(9)   Recently issued accounting standards

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases ("Topic 842")*, which is intended to improve financial reporting about leasing transactions. This update affects all companies and other organizations that lease assets such as real estate, office equipment, and construction equipment. Under the current accounting model, an organization applies a classification test to determine the accounting for the lease arrangement as an operating or capital lease. The new guidance will require organizations that lease assets to recognize on the balance sheet assets and liabilities for the rights and obligations created by those leases. A lessee will be required to recognize assets and liabilities for leases with terms of more than twelve months. Consistent with current U.S. GAAP the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as finance or operating lease.

However, unlike current U.S. GAAP, the new ASU will also require disclosure to help investors and other financial statement users understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include both qualitative and quantitative analysis. This ASU is effective for the Company's December 31, 2022 financial statements and early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

HAWAIIAN BROS. LLC

NOTES TO FINANCIAL STATEMENTS

(10)   <u>Concentration</u>

As of December 27, 2020 and December 31, 2019, the Company had one and two major vendors which made up approximately 58% and 63% of payables, respectively.

(11)   <u>Commitments, risk uncertainties, and contingencies</u>

We have risk of claims that arise in the ordinary course of our business. A number of these claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry. We are not currently aware of any potential claims that will have a material adverse effect on our financial position, results of operations or liquidity.

The COVID-19 outbreak has caused business disruption across a range of industries. The future impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the continued duration and spread of the outbreak, as well as the impact on the Company's customers, employees, and vendors, all of which are uncertain and cannot be predicted. The extent to which COVID-19 may continue to impact the Company's financial condition is uncertain and cannot reasonably be estimated.

(12)   <u>Subsequent events</u>

The Company has evaluated subsequent events through, September 10, 2021 which is the date the financial statements were available to be issued and identified the below items for disclosure. No other significant matters were identified that would require adjustment or disclosure.

<u>Increased funding</u> - On January 29, 2021, the Company amended the September 2020 Note Offering to provide tiered pricing with interest rates ranging from 11.0% to 18.0% depending on the total amount loaned to the Company by each individual debtor. Interest rates for notes with $2,356,000 in aggregate principal balance as of December 27, 2020 were increased to rates ranging from 13.0% to 17.0% in 2021 under the amended tiered pricing structure (Note 4).

On April 8, 2021, the Company amended the September 2020 Note Offering to increase the offering amount to $25,000,000. The Company borrowed additional amounts under the September 2020 Note Offering to fund the build out of new restaurants in the form of promissory notes of $17,774,000 and a related party loan of $900,000, with interest rates ranging from 11.0% to 18.0% for the initial term of 24 months.

<u>Continued expansion</u> - The Company has continued to expand, opening an additional 9 restaurants in 2021 bringing the total operating restaurants to 19 as of September 10, 2021. The new restaurants are located in Missouri, Texas, and Kansas.

<u>The 2021 reorganization</u> - On July 11, 2021, the Company consummated a reorganization. Prior to the reorganization, (i) Hawaiian Bros Inc. ("Hawaiian-DE") was formed as a Delaware corporation and operated business through Hawaiian Bros. LLC, a Missouri limited liability company ("Hawaiian-MO"). Prior to the reorganization, Hawaiian-MO had Class A, Class B, Series 1 and Class B, Series 2 units (each, a "Hawaiian-MO Unit," and collectively, the "Hawaiian-MO Units") outstanding. In connection with the reorganization, Hawaiian-MO merged with and into Hawaiian-DE, with Hawaiian-DE surviving the merger. Upon consummation of the merger, the holders of outstanding Hawaiian-MO Units received shares of common stock of Hawaiian-DE in exchange for their Hawaiian-MO Units by operation of Delaware law. Each outstanding Hawaiian-MO Unit converted into 28.038786 shares of Hawaiian-DE common stock, with any resulting fractional interest being rounded up to the nearest whole share of Hawaiian-DE, resulting in the issuance of 28.9 million shares of common stock of Hawaiian-DE.

NOTES TO FINANCIAL STATEMENTS

(12) <u>Subsequent events</u> **(continued)**

<u>Notes issued under August 2021 Note Offering</u> - The Company is currently offering and selling up to $10,000,000 aggregate principal amount of non-convertible unsecured promissory notes due 24 months after issuance in an ongoing private placement (the "August 2021 Note Offering"). The interest on the notes issued under the August 2021 Note Offering accrues at rates ranging from 11% to 17% per annum starting on the date of issuance and is payable in monthly installments beginning the month following issuance. Such notes will mature in 24 months, unless prepaid earlier. The notes can be extended for two years with an additional 1.0% interest during any extension. The Company has borrowed $1,950,000 under the August 2021 Note Offering, including $1,750,000 from a related party.

The Company may prepay the outstanding principal balance of such notes, in whole or in part, at any time and from time to time, without premium or penalty. Any such prepayment must be made together with payment of interest accrued on the amount of principal being prepaid through the date of such prepayment. Unless otherwise directed by the Company in writing, each payment will be applied first to accrued unpaid interest and then to principal.

<u>Equity issued under August 2021 Equity Offering</u> - The Company is currently offering and selling up to 1,003,472 shares (the "Shares") of the Company's common stock, par value of $0.001 per share (the "Common Stock"). The Shares are being offered to certain accredited investors (each, an "Investor" and collectively, the "Investors") at $7.47 per share, for maximum aggregate proceeds of up to $7,495,936 (the "Offering"). The Company has sold 776,425 shares to Investors under the Offering for aggregate proceeds of $5,800,028.